The Universal Institutional Funds, Inc.

522 Fifth Avenue

New York, NY 10036

January 16, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Patrick F. Scott

Re:          The Universal Institutional Funds, Inc. (File No. 333-184678) (the “Registrant”)

Dear Mr. Scott:

Thank you for your telephonic comments regarding the registration statement on Form N-14 relating to the Strategist Portfolio (the “Acquired Fund”), a portfolio of Morgan Stanley Variable Investment Series and the Global Tactical Asset Allocation Portfolio (the “Acquiring Fund”), a portfolio of the Registrant, filed with the Commission on October 31, 2012 (the “Registration Statement”) in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets of the Acquired Fund will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund (the “Reorganization”).  The Acquired Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.”  Below we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement that will be filed via EDGAR on or about January 16, 2013.

COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.                            On the first page of the proxy statement, please include the file numbers of all documents that are incorporated by reference.

Response 1.          The disclosure has been included as requested.

Comment 2.                            Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2.          The font size complies with the requirements of Rule 420.

Comment 3.                            Fee Tables— in the introductory paragraph, please clarify that the fees and expenses do not reflect the impact of any charges by the insurance companies as disclosed in the Registrant’s Form N-1A.

Response 3.          The disclosure has been revised as requested.

Comment 4.                            Please include disclosure regarding the possibility that the Acquiring Fund may experience increased redemptions following the Reorganization.

Response 4.          The disclosure has been included as requested.

Comment 5.                            Please clarify supplementally what investment related expenses will be excluded from the fee waiver as disclosed in the footnotes to the Annual Fund Operating Expenses table.

Response 5.          Investment related expenses that will be excluded from the fee waiver include expenses such as foreign country tax expense and interest expense on borrowing.

Comment 6.                            Please revise footnote “†” to the Annual Fund Operating Expenses table to state “[t]he fee waivers and/or expenses reimbursements will continue for at least one year or, if later, until the Company’s Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate” (Emphasis added).  Please make a corresponding change to footnote “‡”.

Response 6.          We respectfully acknowledge the Staff’s comment; however we believe that the language in the footnotes that describes the respective fee waivers and/or expense reimbursements is consistent with Instruction 3(e) to Item 3 of Form N-1A.

Comment 7.                           Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 7.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 8.                           Please prominently disclose that after two years the total expenses of the Combined Fund may increase as a result of the expiration of the fee waiver.

Response 8.          Disclosure to the effect that there can be no assurance that the proposed advisory fee waivers and/or expense reimbursements will continue and therefore the total expense ratio of the Class I and Class II shares of the Combined Fund may be higher in the future is located in the first paragraph under the section entitled “Synopsis—The Reorganization.”

Comment 9.                            Example—the Acquiring Fund’s gross fees are different than the Pro Forma Combined Fund’s gross fees.   Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the example only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  As a result, the Staff would expect higher Pro Forma Combined Fund expenses in years 3, 5 and 10 since the fee waiver arrangement is expected to continue for at least two years from the date of the Reorganization. Please revise the example figures accordingly.

Response 9.          We respectfully acknowledge the Staff’s comment; however, pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley Investment Management Inc., the investment adviser to the Combined Fund, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Combined Fund’s Board of Directors.

Comment 10.                     If there are any other material charges to shareholders as a result of the Acquired Fund and Acquiring Fund being portfolios of separate funds, please describe such charges.

Response 10.        All material costs and expenses of the Funds are disclosed in the sections of the Registration Statement entitled “Comparison of Acquired Fund and Acquiring Fund—Investment Advisory Fees,” “—Plan of Distribution Fees,” “—Other Significant Expenses” and “—Purchases and Redemptions.”

Comment 11.                     Portfolio Turnover—for easier comparison, please consider disclosing the portfolio turnover of the Acquired Fund in this section.  Please also remove the discussion of taxable accounts as insurance products are not held in taxable accounts.

Response 11.        The disclosure has been revised as requested.

Comment 12.                     Fee Tables—in the introductory paragraph, please delete the reference to “shareholder fees” since none are reflected in the Fee Tables.

Response 12.        The disclosure has been revised as requested.

Comment 13.                     Performance Information—for easier comparison please consider including the bar chart and annual total returns table for the Acquired Fund in addition to the Acquiring Fund.

Response 13.        The disclosure has been included as requested.

Comment 14.                     If either Fund will incur transaction costs to reposition its portfolio in connection with the Reorganization please provide an estimate of these costs.  Also, such costs should be reflected in the Capitalization Tables and the Pro Forma Financial Statements as a reduction of the net assets of the Combined Fund.

Response 14.        We hereby confirm that no securities are required to be sold in connection with the Reorganization.

Comment 15.                    Pro Forma Financial Statements—Portfolio of Investments—please include the name of the surviving fund in the headings of the Pro Forma Combined columns.

Response 15.        The disclosure has been revised as requested.

Comment 16.                    Pro Forma Financial Statements—Portfolio of Investments—please include a footnote explaining the pro forma adjustments.

Response 16.        The disclosure has been included as requested.

Comment 17.                     Pro Forma Financial Statements—Pro Forma Combining Condensed Statement of Operations—please include the name of the surviving fund in the headings of the Pro Forma Combined Portfolio column.

Response 17.        The disclosure has been revised as requested.

Comment 18.                    Pro Forma Financial Statements—Pro Forma Combining Condensed Statement of Operations—please note that the adjustment for reorganization costs is not required in the Statement of Operations since these costs do not represent a recurring item.

Response 18.        This line item has been removed.

Comment 19.                    Pro Forma Financial Statements—Pro Forma Combining Condensed Statement of Operations—please confirm the pro forma adjustments to the expense amounts.  The adjustment to advisory fees does not seem reasonable given the difference in the rates charged to the Funds and the adjustment to professional fees does not seem reasonable given the pre-Reorganization amount paid by the Acquired Fund.

Response 19.        The adjustment to advisory fees has been revised.  With respect to the adjustment to professional fees, such costs were a one-time expense of the Acquiring Fund incurred in connection with the Acquiring Fund’s change in name and strategy and do not represent a recurring cost of the Acquiring Fund.

Comment 20.                    Pro Forma Financial Statements—Pro Forma Combined Condensed Statement of Assets and Liabilities—please include the name of the surviving fund in the headings of the Pro Forma Combined Portfolio column.

Response 20.        The disclosure has been revised as requested.

Comment 21.                    Pro Forma Financial Statements—Pro Forma Combined Condensed Statement of Assets and Liabilities—please include a footnote explaining the pro forma adjustments.

Response 21.        The disclosure has been included as requested.

Comment 22.                    Pro Forma Financial Statements—Pro Forma Combined Condensed Statement of Assets and Liabilities—please confirm the amount of Reorganization costs paid by each class of shares.  The costs have been allocated based on the relative net assets of each class of the Acquired Fund in the Capitalization Table and on the relative net assets of each class of the Combined Fund on the Statement of Assets and Liabilities.

Response 22.        The Statement of Assets and Liabilities has been revised to show Reorganization costs allocated based on the relative net assets of each class of the Acquired Fund.

Comment 23.                     Notes to Pro Forma Combining Financial Statements—please include notes to discuss the following:

(i)            the tax status of the Combined Fund;

(ii)           the use of estimates in preparing the financial statements;

(iii)                              that the pro forma financial statements should be read in conjunction with the historical financial statements for each Fund; and

(iv)                            which Fund will be the surviving entity for accounting purposes following the closing of the Reorganization.

Response 23.        The disclosure has been included as requested.

Comment 24.                     Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 24.        This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

*                              *                              *

As you have requested and consistent with Commission Release 2004-89, the Registrant hereby acknowledges that:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6983.  Thank you.

Best regards,

/s/ Tara Farrelly

Tara Farrelly